Exhibit 10.17

August 5, 2008

Vikram Simha

49 Trefry Lane

Stow, MA 01775

Dear Vikram,

On behalf of Vital Images, Inc., I am pleased to offer you the full-time position of Chief Technology Officer and Executive Vice President of Engineering reporting directly to me.  Your base salary will be $10,000.00 semi-monthly, which annualizes to $240,000.  Your start date will be August 6th, 2008.  This offer letter will expire on August 6th, 2008.

In addition to your base salary, you will be eligible for the management bonus program.  Your management bonus incentive target for calendar year 2008 will be 35% of base pay.  Awards under the management bonus incentive plan will be based on achievement of a combination of both company and personal performance goals. Moreover, there is an opportunity for the bonus payout to be more than your incentive target, based on overachievement of Company goals. Payouts under the management incentive bonus plan are expected to be made to qualifying employees on a lump sum basis on or before March 15, 2009.  Please be advised that Vital Images reserves the right, without prior notice, to make any changes to the manager bonus program at its discretion, of which you will be notified.

Additionally, the Company will pay you a signing bonus of $35,000.  Appropriate taxes will be withheld on this bonus.  Should you leave the Company voluntarily within one year after your start date; the sign-on bonus must be repaid to the Company.

In addition to your salary, management will recommend that you receive non-qualified options to purchase 150,000 shares of Vital Images Common Stock and 15,000 shares of restricted stock. The grants will be priced as of your start date with Vital Images (or the first preceding trading date, if the markets are closed on your start date) and will be under our standard terms and conditions for such grants.

We have agreed that you will relocate to the Minneapolis, MN area no later than May 2010.  To assist you in your relocation we will pay for temporary housing in the Minneapolis area for the next 18 months.  We will also pay for the move of your household goods and two house hunting trips for you and your spouse for four days duration each and reimburse you for any travel expenses associated with traveling to and from our headquarters prior to your relocation.  Please see “Exhibit A” for more details surrounding the relocation assistance.

*  *  *

You represent and warrant that as of the date that you sign this letter agreement, you have not, personally or through your agent, * * * .  If you voluntarily terminate your employment with the Company or are terminated for Cause, as such is defined in your employment agreement, within six (6) months of your start date, you also agree to reimburse the Company for any amounts paid under this provision, and if you voluntarily terminate your employment with the Company or are terminated for Cause within the following twelve (12) months, you agree to reimburse the Company a prorated portion of these amounts, amortized on a straight-line basis commencing with your seventh (7th) month of employment.  You represent and warrant that you have provided the Company with * * *.  You further represent, warrant and covenant that you have not misappropriated any confidential, proprietary or trade secret information of your former employer, will not do so, and that you will not disclose to the Company any of such information.  The Company’s obligation under this clause will not apply to any claim or lawsuit brought by the Company against you.  In exchange, you agree to repay the Company the signing bonus and any amounts paid under this provision if you produce work product for the Company that you know or should have known infringes on the intellectual property rights of any third party, including any of your former employers.  To the extent allowable under any relevant litigation, and subject and in addition to the other terms and conditions of your employment, including its at-will nature and the Company’s severance obligations, the Company agrees to * * * whether directly or indirectly, as an employee, contractor, advisor, director or proprietor, during that period, other than employment for non-profit organizations, as such term is defined under the Internal Revenue Code, in areas wholly unrelated to the Company’s business, provided that, if you do not commence working with the Company within thirty (30) days * * * you are terminated for Cause or resign voluntarily, you shall reimburse to the Company all salary paid to you * * *. Notwithstanding the above, * * *

* * * Confidential Treatment has been requested, the portion indicated has been redacted and the redacted portion has been separately filed with the Securities and Exchange Commission.

Upon joining Vital Images, you will be eligible to participate in the Company’s fringe benefit program. Specifically, you will accrue 1.66 days per month (.833 days per pay period) which equals 20 days (4 weeks) of vacation per year. You will also receive ten (10) paid holidays per calendar year.  Medical, Dental, and Disability Insurance will be effective the first of the month following the start date.  You may participate in the Vital Images Employee Stock Purchase Plan the first day of any quarter, and the Vital Images 401(k) plan the first day of the month, following a three-month waiting period.  Please be advised that Company fringe benefit programs are subject to change as a matter of Company policy.

In compliance with the Immigration Reform and Control Act, all new employees are required to provide proof of work eligibility and identification. In order to satisfy these requirements, certain documents must be presented within 72 hours of your start date.  Please review the list, which is attached to the Form I-9, of appropriate documentation and bring these with you on your first day of employment.

You should be aware that your employment with Vital Images is for no specified period and constitutes at will employment.  As a result, you are free to resign at any time, for any reason or for no reason.  Similarly, Vital Images is free to conclude our employment relationship with you at any time, with or without cause, and with or without notice, subject to any severance obligations under any written employment agreement with the Company.

This offer of employment is contingent upon successful completion of a background investigation by the Human Resources Department at Vital Images.  Confirmation of completion of the investigation will be provided to you as soon as the investigation is complete.

To accept this offer of employment, please sign below and return one copy of this letter as soon as possible in the enclosed envelope, along with your signed non-disclosure agreement.

Vikram, we are excited about having you on the Vital Images’ team.  We are confident that you will contribute to our Company’s growth and that we can provide a challenging and rewarding work environment to further your professional career.

Sincerely,

/s/ Michael H. Carrel

Michael Carrel
President/Chief Executive Officer

Accepted by	/s/Vikram Simha	Date	8/6/2008

Exhibit A

VITAL IMAGES, INC.

RELOCATION AGREEMENT

THIS RELOCATION AGREEMENT (the “Agreement”) is entered into on the 6th day of August, 2008 by and between Vital Images, Inc. (the “Company”) and Vikram Simha (the “Employee”).

IT IS AGREED AS FOLLOWS:

I.)  Payment of Relocation Costs.  The Company will pay to Employee, or to designated third parties on behalf of Employee, the following Covered Relocation Costs:

Physical Move

The Company will pay reasonable costs (pre-approval based upon 3 estimates required) incurred in moving household effects from the old principal residence in Stow, MA to the new principal residence in Minnesota. This includes the costs of packing, unpacking, disconnecting and reconnecting appliances, and standard value insurance.  The Company will not assume the costs for the purchase of new items if the old items cannot be reinstalled. The Company will not be responsible for the expense of transporting personal effects which are heavy, bulky, or require handling and transportation costs which are disproportionate to the value of the items. Examples include, but are not limited to, the following: heavy hobby equipment, firewood, garden sheds and similar portable buildings and equipment, boats which cannot be accommodated in the van with household furnishings, and household pets which do not accompany the family. This exclusion also applies to furnishings and effects that are located elsewhere than Employee’s principal residence, as for example, in a second home, or in a storage warehouse. Arrangements and charges for these items, if transported, will be the employee’s responsibility and expense.

Vital Images, Inc. will not be responsible for the loss or damage to your property. Carriers normally disclaim responsibility for currency, valuable papers, watches, jewelry, collectables and precious metals. Property of this nature, as well as that of high sentimental value, should not be shipped or placed in storage, but transported personally.

II.)  Temporary Housing

During the interval between arrival of Employee’s family and the time when the new residence can be occupied (i.e., household effects have been delivered and set in place, necessary appliances connected, and utilities turned on) Vital Images will pay reasonable costs for reasonable living expenses (lodging), for a period not to exceed eighteen (18) months.

III.)  House Hunting Trip

All actual, reasonable expenses incurred for one (2) house hunting trips between the old and new location will be reimbursed. This will include transportation, food, and lodging  for the employee and spouse.  Reimbursement will be limited to a maximum of a four (4) day trip, exclusive of travel time.

IV.)         Taxes.

Employee is advised to consult with his/her tax advisor or accountant or the Internal Revenue Service with regard to deductibility and nondeductibility of items reimbursed and paid for by the Company under this policy. The Company agrees to gross up the Employee an additional amount of his wages such that his total out of pocket costs arising out of any tax liability associated with the benefits provided hereunder together with such additional amount of his wages is zero.

V.)           Repayment of Relocation Costs.

Upon Employee’s voluntary resignation with the Company (the “End Date”), Employee will immediately repay to the Company all Covered Relocation Costs advanced by the Company, reduced by an amount equal to 8.33% of such Costs for each full month that Employee has been employed by the Company since relocating to Minneapolis/St. Paul (the “Repayment Amount”).

VI.)         Consent to Offset.

The Repayment Amount may be deducted from any and all amounts due permitted by law any payments that would otherwise be due to me, from the Company, including, without limitation, wages, accrued vacation pay and commissions, and Employee expressly authorizes the Company to effect such deductions up to the total relocation expenses.

VITAL IMAGES, INC.		EMPLOYEE

Sign	/s/ Michael H. Carrel	Sign	/s/ Vikram Simha

Print	Michael Carrel	Print	Vikram Simha

Date:	8/6/08	Date:	8/6/2008